06012208

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

Computershare

RECEIVED
2006 APR -4 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 23, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
TSX Venture Exchange
U.S. Securities and Exchange Commission

SUPPL

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the upcoming Annual General Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	Altai Resources Inc.
2.	Date Fixed for the Meeting	:	June 14, 2006
3.	Record Date for Notice	:	April 18, 2006
4.	Record Date for Voting	:	April 18, 2006
5.	Beneficial Ownership Determination Date	:	April 18, 2006
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Common
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common
8.	ISIN /CUSIP	:	CA02136K1084/02136K108

Yours truly,

(Signed)
COMPUTERSHARE INVESTOR SERVICES INC.
Agent for Altai Resources Inc.

(416) 263-9545
(416) 981-9800

PROCESSED
APR 04 2006
THOMSON FINANCIAL

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